Anteon International Corporation

3211 Jermantown Road, Fairfax, VA 22030-2801

September 22, 2005

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

(202) 551-6551

Attention: Morgan Youngwood, Staff Accountant

Re:	Anteon International Corporation

Form 10-K for the fiscal year ended December 31, 2004

Filed March 10, 2005

File No. 001-31258

This letter responds to a comment by the staff of the Securities and Exchange Commission (the “Commission”) contained in a letter (the “Comment Letter”) dated August 30, 2005, from Stephen Kirkorian, Accounting Branch Chief, to me, as Executive Vice President and Chief Financial Officer of Anteon International Corporation (the “Company” or “we”). The Company’s response to the comment is set forth below after the comment.

Form 10-K for the fiscal year ended December 31, 2004

Notes to Consolidated Financial Statements

Note (2) Summary of Significant Accounting Policies

(h) Revenue Recognition, page F-9

1.

We note your response to prior comment number 2. Tell us whether any of your arrangements include multiple units of accounting under EITF 00-21 that involve the development of technology accounted for under the guidance of SOP 81-1 that you subsequently provide operational support for. And, as previously requested, please indicate whether any fees are contingent on the delivery of additional items or meeting other specified performance conditions, such as operational support. Your response should address how you considered the guidance in paragraph 14 and EITF 00-21.

Anteon International Corporation

3211 Jermantown Road, Fairfax, VA 22030-2801

The Company has very few true fixed price contracts for which we are obligated to provide a specified deliverable for a fixed price. Consequently, the Company has even fewer fixed price contracts which require us to provide both a specified deliverable and operational support. Contracts with specified deliverables and operational support represented less than 2% of our overall revenue for the year ended December 31, 2004, and include contracts involving the development of technology accounted for under the guidance of SOP 81-1 for which we subsequently provide operational support. In such cases, the operational support is a separately negotiated contract, task order or line item in the contract and revenue is recognized as the operational services are provided. Therefore, we are able to appropriately recognize the associated revenue and corresponding costs on these types of contracts.

We are not aware of any fees recorded on a contract or task that are contingent on the delivery of additional items or meeting other specified performance conditions, such as the performance of subsequent operational support. The Company considers the guidance in paragraph 14 of EITF 00-21 in determining revenue recognition. However, we are not aware of any arrangement which would require the limiting of revenue under any contract due to such revenue being considered “contingent” as described in paragraph 14.

* * * * *

Anteon International Corporation

3211 Jermantown Road, Fairfax, VA 22030-2801

The Company understands the following:

We are responsible for the adequacy and accuracy of the disclosure in the filing referenced above;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing referenced above; and

We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the above response, please do not hesitate to contact either the undersigned (at the above number) or Curtis L. Schehr at (703) 246-0635.

Very truly yours,

/s/ Charles S. Ream
Charles S. Ream Executive Vice President and Chief Financial Officer

cc: Gilbert F. Decker, Chairman, Audit Committee Stanley E. Kroll, KPMG LLP John C. Kennedy, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP